UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 27, 2005

STMICROELECTRONICS N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosure:

A press release dated July 26, 2005, announcing 2005 second quarter results / first half revenues and earnings.

STMicroelectronics Reports 2005 Second Quarter/First Half

Revenues and Earnings

Geneva, July 26, 2005 -STMicroelectronics (NYSE: STM) reported financial results for the second quarter and six months ended July 2, 2005.

Revenue, Gross Profit and Margin Review

Net revenues for the second quarter were $2,162 million, up 3.8% sequentially from the $2,083 million reported in the prior quarter, and 0.4% below the $2,172 million reported in last year’s second quarter. Sequential sales growth was primarily driven by wireless and automotive applications. Several applications experienced double digit year-over-year sales growth, including wireless and automotive, with data storage experiencing strong double-digit growth compared to the second quarter of 2004. These year-over-year increases were offset by sales declines in consumer applications and the distribution market.

Gross profit increased 4.4% to $714 million from $685 million in the first quarter of 2005 despite continuing price pressure in memory and standard products. Volume and manufacturing performance drove the improvement in gross profit. Gross margin was 33.0% in the second quarter compared to 32.9% in the prior quarter.

Operating Expenses

Research and development expenses in the second quarter were $423 million compared to $404 million in the prior quarter, with the sequential increase reflecting accelerated technology and product development activity. Selling, general, and administrative expenses were $255 million for the 2005 second quarter, down from $265 million in the prior quarter. Combined SG&A and R&D expenses in the second quarter were 31.4% of sales and 32.1% in the 2005 first quarter.

Operating Income, Net Income, and Earnings per Share

For the 2005 second quarter the Company reported operating income of $12 million, and net income of $26 million, or $0.03 per share. In the prior quarter the Company reported an operating loss of $68 million, and a net loss of $31 million or $0.03 per share.

As a result of the restructuring initiatives underway, the Company incurred $22 million of impairment, restructuring charges, and other related closure costs during the 2005 second quarter. This figure included $16 million from the most recent initiative announced in May. In the prior quarter the Company recorded restructuring related expenses of $78 million.

During the second quarter, income tax expenses included a net $8 million tax benefit.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities in the second quarter was $409 million compared to $359 million in the prior quarter. Capital expenditures were $363 million in the 2005 second quarter, a reduction of approximately $200 million from $564 million in the prior quarter. Net operating cash flow* for the second quarter was positive by $23 million, compared to a negative $216 million in the first quarter.

At July 2, 2005, ST had cash, cash equivalents, and marketable securities of $1.6 billion. Total debt was $1.88 billion; net financial debt was $276 million and shareholders’ equity was $8.2 billion. In the second quarter the Company paid a cash dividend of $0.12 per share for a total of $107 million.

In the second quarter, the effective average exchange rate for the Company was approximately $1.30 to €1, similar to first quarter levels.

(*) Net operating cash flow is defined as net cash from operating activities ($409 million in the second quarter of 2005) minus net cash used in investing activities ($386 million in the second quarter of 2005) excluding payments for purchase of and proceeds from the sale of marketable securities ($0 in the second quarter of 2005).

President and CEO Remarks

Carlo Bozotti, President and Chief Executive Officer commented, “ST’s second quarter sales growth confirmed improvement in certain key markets led by wireless which increased 12% sequentially. Additionally, we saw increased design wins across several markets including automotive and computer peripherals, as well as digital consumer, where we are targeting to increase our product penetration.”

“Gross margin progression was limited by pricing pressure. Nonetheless, we are encouraged by the underlying improvement during the second quarter. With our initiatives currently well underway, we expect to see sequential improvement in the gross margin continuing and accelerating through the second half of 2005.”

“In summary, we made good progress in executing on our strategic initiatives during the second quarter. On the product front we completed the redeployment of approximately 1,000 R&D engineers to higher priority product programs. Additionally, we are on track to realize the significant expected benefits from all of our cost reduction plans, including our most recently announced initiative. Moreover, we have concrete signs of the expansion of our key customer base, thanks to new design wins at several accounts.”

Additional Second Quarter 2005 Financial and Operating Data

The following tables and commentary provide a breakdown of revenues and operating income (loss) by product group and segment revenues by targeted market.

Net Revenues and Operating Income (Loss) by Group:

In Million US$		Q2 2005
			Operating
	Net	% of Net	income
Group	Revenues	Revenues	(loss)
Application Specific Product Groups*	1,235	57.1%	72
MLD (Microcontroller, Linear & Discrete Group)	459	21.2%	65
MPG (Memory Products Group)	453	21.0%	(66)
Others (1)(2)	15	0.7%	(59)
TOTAL	2,162	100%	12

* Automotive; Computer Peripheral; and Home, Personal, and Communication products

(1) Net revenues of “Others” include revenues from sales of Subsystems and other products not allocated to product groups.

(2) Operating loss of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the groups.

Application Specific Product Groups’ revenue increased 3.9% sequentially, and operating profit increased approximately 11% to $72 million. MLD sales were essentially flat with the prior quarter, and operating income declined to $65 million due to pricing. MPG sales grew 7.6% sequentially and had an operating loss of $66 million, as pricing pressure continued to affect flash products. Flash memory sales increased 16% sequentially to $295 million.

Q2 2005 Net Revenues Breakdown by Market Segment

The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments in the second quarter of 2005.

% of Net revenues
Automotive	17%
Consumer	17%
Computer	17%
Telecom	34%
Industrial & Other	15%

Four of the five market segments experienced sequential sales increases, with both Telecom and Automotive growing faster than the company average of 3.8%. Specifically, Telecom, the Company’s largest segment, grew 10%, followed by Automotive which grew 5%. Computer and Industrial & Other segments experienced sales increases of approximately 3% and 1% respectively. Net revenues in the Consumer segment declined by approximately 4%.

First Half 2005 Results

Net revenues for the first half were $4,245 million, an increase of 1.0% over the 2004 first half revenues of $4,201 million. Gross profit was $1,399 million, or 32.9% of net revenues, compared to $1,530 million or 36.4% of net revenues for the 2004 first half. Operating income was a loss of $55 million, compared to income of $259 million in last year’s first half. Net income was a loss of $5 million, or $0.01 per share, compared to net income of $225 million, or $0.24 per diluted share in last year’s first half. Net income included pre-tax impairment, restructuring charges and other related closure costs of $100 million and $45 million for the 2005 and 2004 first half results, respectively.

Research and development expenses were $827 million, compared to $747 million in the 2004 first half. Selling, general, and administrative expenses were $519 million compared to $469 million in the 2004 first half.

In the 2005 first half, the effective average exchange rate for the Company was approximately $1.30 to €1, compared to $1.23 to €1 in last year’s first half.

First Half 2005 Net Revenues and Operating Income (Loss) by Group:

In Million US$	First Half 2005
Group	Net Revenues	% of Net Revenues	Operating income (loss)
Application Specific Product Groups*	2,423	57.1%	137
MLD (Microcontroller, Linear & Discrete Group)	916	21.6%	136
MPG (Memory Products Group)	874	20.6%	(128)
Others (1)(2)	32	0.7%	(200)
TOTAL	4,245	100%	(55)
*(1) and (2) defined in earlier table

Outlook

Mr. Bozotti observed, “Looking to the second half of the year, within an environment of moderate industry growth, we believe ST has the opportunity to expand sales in several key markets. This, coupled with our ongoing initiatives, will allow for improved financial performance for the remainder of 2005 and into 2006.”

“With respect to the third quarter, based upon our present order visibility, we expect sales to grow sequentially in the range between 0% and 6%. Gross margin for the third quarter is expected to be about 34%, plus or minus one percentage point.”

This guidance is based on an effective currency exchange rate for the Company of approximately $1.28 = 1 Euro, which reflects current exchange rate levels combined with the impact of existing hedging contracts.

Recent Corporate Developments

The Company is transitioning its stock-based compensation plan from stock-option grants to unvested stock awards, which are contingent upon financial performance requirements. In this context, and pursuant to the approved resolution from the most recent Annual General Meeting of Shareholders, the Supervisory Board accelerated the vesting of all outstanding stock options within the Company in July.

In April, expanding the two companies’ long-standing and successful relationship in NAND Flash memory, ST and Hynix laid the first stone in Wuxi City, China, at their new joint-venture front-end memory-manufacturing facility. This new fab will provide ST with a front-row seat in the booming Chinese market and will enable the Company to better serve its key customers, especially in the Telecom and Consumer markets.

Products, Technology and Design Wins

•

ST won an important design with a major North American telecoms operator for the rapidly growing IP (Internet Protocol) STB market with its STi71xx family of multi-standard highdefinition single-chip decoders. Production is planned for Q4 2005. The family was also selected by numerous European broadcasters for use in IP, satellite, and digital-terrestrial STB decoders. Production will start during the second half of 2005. ST also started production of its STi5100 single-chip decoder for one of Europe’s largest cable operators for use in interactive cable STBs.

•

ST confirmed its position as the world’s leading supplier of MPEG-2 decoder silicon chips by announcing that its 2004 worldwide shipments of these ICs to set-top box (STB) manufacturers reached 66 million units. These shipments represent the greatest number of units distributed in a calendar year by any manufacturer in this market. ST has supplied in excess of 200 million MPEG-2 decoders for use in STBs since 1995.

•

In mobile terminals, ST demonstrated H.264 decoding (a high-compression digital video codec standard) on its award-winning Nomadik® application-processor platform, preparing the ground for the emerging mobile TV market employing standards such as DVB-H (Digital Video Broadcast -Handheld) and DMB (Digital Media Broadcast). ST also sampled its 1.3-and 2-mega-pixel SMIA-compliant (Standard Mobile Imaging Architecture) camera modules for mobile phones. Production is planned for the Q3 2005.

•

In connectivity, ST has started mass production of its single-chip Bluetooth offering, the STLC2500, for leading Japanese and European mobile-phone makers. Additionally, ST has started mass production of its single-chip FM radio, the TDA7701, for several makers of MP3 players. The IC offers best-in-class stereo quality, enhancing the experience for portable media-player users.

•

In computer peripherals, the first member of ST’s SPEAr (Structured Processor Enhanced Architecture) family of configurable SoCs was made available to the market. Based on an advanced ARM architecture, the chip offers a rich set of peripherals and a bank of configurable logic allowing unprecedented flexibility and time to market for various applications, including digital engines for printers, scanners and other embedded control applications.

•

In automotive, ST continued its expansion into powertrain applications with the development of a new configurable driver, manufactured in its proprietary BCD6 technology, for a major American OEM. A major Japanese OEM also confirmed ST’s capabilities in producing standard components, as well as custom devices, for the automotive market by giving ST an important design win for an eight-channel airbag system using standard components. Also in Japan, ST gained market share in power amplifiers for automotive applications with Japanese OEMs.

•

In another automotive application, ST earned a design win to develop a custom infrared receiver for a highway access application from a major European manufacturer of highway tolling and tracking systems.

•

In non-volatile memory, with the increased use of NAND Flash in mobile phones, ST attained shipments of more than one million units with a leading mobile phone maker. Also, in a report on the non-volatile memory market by industry analyst Web-Feet Research, Inc., ST was confirmed as the world’s number one supplier of serial non-volatile memory products. The report showed ST increasing its market share to move into first place in the Serial EEPROM rankings, as well as claiming the lead in the fast growing Serial Flash market.

•

ST launched a new smart-power IC that incorporates all of the core circuitry required to implement fully electronic electricity meters. The STPM01 IC addresses a wide range of electricity-metering requirements, operating as a stand-alone power meter in low-end equipment, or as a peripheral in sophisticated microprocessor-based meters.

•

ST introduced the new powerSPIN family of monolithic motor drivers that form the heart of an open, scalable solution for a wide range of motion-control applications, including driving DC motors, stepper motors, and brushless DC motors. ST also launched the first devices built using the second generation of the Company’s proprietary MDmeshTM high-voltage power MOSFET technology, aimed at switch-mode power supplies, power-factor correction, and power adapters.

•

Expanding the Company’s powerful and highly integrated 32-bit ARM-based STR710F microcontroller series, ST introduced two microcontrollers that will extend the family to highperformance and cost-sensitive applications. ST also announced an innovative ST7-based 8bit bi-core controller chip for the fast-growing USB Flash-Drive market.

•

In the wireless communications infrastructure market, ST announced an agreement with Octasic Inc. to deliver a family of leading-edge Voice-over-Packet (VoP) ICs. The first ICs, of which samples will be available by Q4 2005, will be based on ST’s 130nm and 90nm semiconductor process technology and Octasic’s designs for Voice-over-Packet (VoP) and Voice Quality Enhancement (VQE).

•

In data storage, ST revealed the fabrication, in 90nm technology, of MIPHY (Multistandard-Interface Physical Layer) interface IP (Intellectual Property). This IP, which supports SATA (Serial ATA) disk drives, SAS, Fiber-Channel and PCI-express, has been designed to be integrated with other functions into a System-on-Chip (SoC) that allows drive manufacturers to reduce costs by building and stocking one IC to operate in multiple drives.

•

The Company, with its Crolles2 Alliance partners Philips and Freescale Semiconductor, announced the intention to cooperate on the creation and validation of non-competitive highlevel SoC IP blocks. Additionally, the Alliance presented a paper at the VLSI Symposium in Kyoto describing the creation, under production conditions, of six -transistor SRAM-bit cells with an area less than 0.25 square microns – half the size of earlier solutions – using conventional bulk CMOS technology and 45-nanometer design rules.

•

Researchers from ST and HP Laboratories collaborated with card manufacturer Incard to develop technology to implement Identifier -Based Encryption (IBE) on smart cards. Applications for the technology are in e-government, e-and m-commerce, wireless management of secure documents, access control, and personal-authorization tokens.

•

ST announced its capability to manufacture BGA (Ball Grid Array) packages just 1.6mm high that contain as many as eight stacked memory chips. The same technology is also being used to pack two memory dies into a 0.8mm thick UFBGA (Ultra-thin Fine-Pitch Ball Grid Array). The new technology will help satisfy the ever-increasing demand for more memory in smaller volume for phones, cameras, and PDAs.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those in such statements due to, among other factors:

•

future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•

pricing pressures, losses, or curtailments of purchases from key customers as well as inventory adjustments from distributors;

•

changes in the exchange rates between the US Dollar and the Euro, compared to the current exchange rate of approximately $1.21=1 Euro, and between the US Dollar and the currencies of the other major countries in which we have our operating infrastructure;

•

our ability to develop new products in time to meet market demand for volume supplies;

•

our ability to complete, successfully and in a timely manner, our various announced initiatives to improve the efficiency of our research and development programs, our manufacturing, and the reduction of our procurement costs;

•

the anticipated benefits of research & development alliances and cooperative activities;

•

the ramp -up of volume production in new manufacturing technologies at our fabs;

•

the ability of our suppliers to meet our demands for products and to offer competitive pricing;

•

changes in the economic, social, or political environment, as well as natural events such as severe weather, health risks, or earthquakes in the countries in which we and our key customers operate; and

•

our ability to obtain required licenses on third-party intellectual property.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forwardlooking statements. Certain such forward-looking statements can be identified by the use of forwardlooking terminology such as “believes,” “may,” “will,” “should,” “would be,” or “anticipates” or similar expressions, or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans, or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2004, as filed with the SEC on March 23 2005. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material adverse effect on our business or financial condition.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on July 27, 2005 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the second quarter of 2005.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those viewing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until August 5, 2005.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2004, the Company’s net revenues were $8.76 billion and net earnings were $601 million. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:

Benoît de Leusse	Fabrizio Rossini	Nancy Levain
Director, Investor Relations	Investor Relations Senior Manager	LT Value
Tel: +41.22.929.58.12	Tel: +41.22.929.69.73	Tel: +33.01.55.27.15.88
Fax: +41.22.929.69.61	Fax: +41.22.929.69.61	Email: nancy.levain@ltvalue.com
Email:benoit.de-leusse@st.com	Email: fabrizio.rossini@st.com
MEDIA RELATIONS:
Maria Grazia Prestini	Emma Rutherford
Director, Corporate Media Relations	Financial Dynamics
Tel : +41.2.29.29.69.45	Paris Tel: +33.1.47.03.68.10
Fax: +41.2.29.29.69.50	Email: emma.rutherford@fd.com
mariagrazia.prestini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))
	Three months ended
	(unaudited)	(unaudited)
	July 2,	June 26,
	2005	2004
Net sales	2 161	2 171
Other revenues	1	1
NET REVENUES	2 162	2 172
Cost of sales	-1 448	-1 360
GROSS PROFIT	714	812
Selling, general and administrative	-255	-239-
Research and development	-423	-384
Other income and expenses, net	-2	2
Inpairment, restructuring charges and other related closure costs	-22	-12
Total operating expenses	-702	-633
OPERATING INCOME	12	179
Interest income (expense), net	8	-3
Loss on extinguishment of convertible debt	0	-4
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	20	172
Income tax benefit (expense)	5	-23
Income before minority interests	25	149
Minority interests	1	-1
NET INCOME	26	148

EARNINGS PER SHARE (BASIC)	0,03	0,17
EARNINGS PER SHARE (DILUTED)	0,03	0,16
NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	934,6	937,0
DILUTED EARNINGS PER SAHRE

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))
	Six months ended
	(unaudited)	(unaudited)
	July 2,	June 26,
	2005	2004
Net sales	4 242	4 199
Other revenues	3	2
NET REVENUES	4 245	4 201
Cost of sales	-2 846	-2 671
GROSS PROFIT	1 399	1 530
Selling, general and administrative	-519	-469
Research and development	-827	-747
Other income and expenses, net	-8	10
Impairment, restructuring charges and other related closure costs	-100	-45
Total operating expenses	-1 454	-1 271
OPERATING INCOME (LOSS)	-55	259
Interest income (expense), net	15	-7
Loss on extinguishment of convertible debt	0	-4
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	-40	248
Income tax benefit (expense)	35	-22
INCOME (LOSS) BEFORE MINORITY INTERESTS	-5	226
Minority interests	0	-1
NET INCOME (LOSS)	-5	225
EARNINGS (LOSS) PER SHARE (BASIC)	-0,01	0,25
EARNINGS (LOSS) PER SHARE (DILUTED)	-0,01	0,24
NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	892,0	937,8
DILUTED EARNINGS (LOSS) PER SHARE

STMicroelectronics N.V.
Consolidated Balance Sheets
As at	July 2,	April 2,	December 31,
In million of U.S. dollars	2005	2005	2004
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets :
Cash and cash equivalents	1 075	1 162	1 950
Marketable securities	525	525	0
Trade accounts receivable, net	1 468	1 414	1 408
Inventories, net	1 363	1 369	1 344
Deferred tax assets	154	141	140
Other receivables and assets	653	740	785
Total current assets	5 238	5 351	5 627
Goodwill	223	228	264
Other intangible assets, net	240	250	291
Property, plant and equipment, net	6 618	7 039	7 442
Long-term deferred tax assets	59	59	59
Investments and other non-current assets	120	119	117
	7 260	7 695	8 173
Total assets	12 498	13 046	13 800

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	34	37	58
Current portion of long-term debt	150	158	133
Trade accounts payable	1 099	1 027	1 352
Other payables and accrued liabilities	755	852	776
Deferred tax liabilities	7	7	17
Accrued income tax	167	157	176
Total current liabilities	2 212	2 238	2 512

Long-term debt	1 692	1 702	1 767
Reserve for pension and termination indemnities	254	265	285
Long-term deferred tax liabilities	46	50	63
Other non-current liabilities	20	22	15
	2 012	2 039	2 130
Total liabilities	4 224	4 277	4 642
Commitment and contingencies
Minority interests	49	49	48

Common stock (preferred stock:540,000,000 shares authorized, not issued; common stock:Euro 1.04 nominal value, 1,200,000,000 shares authorized, 905,517,780 shares issued, 892,117,780 shares outstanding)

	1 150	1 150	1 150
Capital surplus	1 927	1 925	1 924
Accumulated result	5 156	5 237	5 268
Accumulated other comprehensive income	340	756	1 116
Treasury stock	-348	-348	-348
Shareholders' equity	8 225	8 720	9 110
Total liabilities and shareholders' equity	12 498	13 046	13 800

STMicroelectronics N.V.
Consolidated Statements of Cash Flows
	Six Months Ended
	July 2,	June 26,
In million of U.S. dollars	2005	2004
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	-5	225
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	1 003	858
Amortization of discount on convertible debt	2	21
Loss on extinguishment of convertible debt	0	4
Other non-cash items	0	-5
Minority interest in net income of subsidiaries	0	1
Deferred income tax	-39	-7
Impairment, restructuring charges and other related closure costs, net of cash payments	68	20
Changes in assets and liabilities:
Trade receivables, net	-98	-201
Inventories, net	-116	12
Trade payables	47	235
Other assets and liabilities, net	-94	-102
Net cash from operating activities	768	1 061
Cash flows from investing activities:
Payment for purchases of tangible assets	-927	-908
Payment for purchases of marketable securities	-525	-1 030
Investment in intangible and financial assets	-34	-31
Payment for acquisitions, net of cash received	0	-3
Net cash used in investing activities	-1 486	-1 972
Cash flows from financing activities:
Proceeds from issuance of long-term debt	25	0
Repayment of long-term debt	-40	-300
Decrease in short-term facilities	-19	-37
Capital increase	3	16
Dividends paid	-107	-107
Net cash used in financing activities	-138	-428
Effect of changes in exchange rates	-19	-3
Net cash decrease	-875	-1 342
Cash and cash equivalents at beginning of the period	1 950	2 998
Cash and cash equivalents at end of the period	1 075	1 656

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMICROELECTRONICS N.V.

Date: July 27, 2005	By:	//s/ CARLO FERRO

Name: Carlo Ferro
Title: Executive Vice President and Chief Financial Officer

Enclosure:

A press release dated July 26, 2005, announcing 2005 second quarter results / first half revenues and earnings.